Exhibit 99.1

News Release
For immediate release
Gildan Activewear Announces Record Second Quarter Results
•	Adjusted EPS of U.S. $0.41 vs. U.S. $0.06 in Q2 2009
•	Growth in Sales Revenues of 33.5% Compared to Q2 2009
•	Improvement in Market Conditions Combined with Higher Market Share
•	Results Include U.S. $0.03 Per Share Impact of Additional Costs Due to Haiti Earthquake
•	Company Receives Walmart Vendor Awards and Announces Further Retail Programs
•	Company Updates Full Year Fiscal 2010 Sales and Margin Projections
•	Capital Expenditure and Capacity Expansion Plans Updated
Montréal, Thursday, May 13, 2010 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its financial results for the second quarter of its 2010 fiscal year. The Company also updated the sales and margin assumptions in its outlook for the full fiscal year, as well as its capital expenditure and capacity expansion plans to support its continuing sales growth and cost reduction objectives. In addition, the Company provided an update on its retail strategy and indicated that it had received two major vendor awards from Walmart.
Second Quarter Sales and Earnings
Gildan reported net earnings of U.S. $48.8 million and diluted EPS of U.S. $0.40 for its second fiscal quarter ended April 4, 2010, after reflecting a restructuring charge of U.S. $0.01 per share related to the consolidation of its U.S. distribution activities announced on December 10, 2009. Earnings and EPS were a record for the second quarter of any fiscal year. Before restructuring charges, adjusted net earnings amounted to U.S. $49.8 million or U.S. $0.41 per share in the second quarter of fiscal 2010, compared to U.S. $7.2 million or U.S. $0.06 per share in the second quarter of fiscal 2009. The significant increase in net earnings and EPS in the second quarter compared to last year was due to strong growth in activewear and underwear unit sales volumes, more favourable manufacturing, cotton and energy costs, and more favourable activewear product-mix, partially offset by the U.S. $0.03 per share impact of transitional manufacturing inefficiencies due to the Haiti earthquake, and higher selling, general and administrative expenses. Results for the second quarter were significantly ahead of the assumptions in the Company’s full year outlook provided on February 9, 2010, as more favourable than projected net selling prices, unit sales volumes and product-mix in the U.S. wholesale distributor channel more than offset higher than projected selling, general and administrative expenses and the later timing of shipments of socks, which is expected to benefit the second half of the fiscal year.
Net sales for the second quarter of fiscal 2010 amounted to U.S. $326.8 million, up 33.5% from U.S. $244.8 million in the second quarter of last year. Sales of activewear and underwear were U.S. $273.2 million, up 51.0% from U.S. $180.9 million last year, and sales of socks were U.S. $53.6 million, down 16.3% from last year, primarily due to the timing of replenishment and the transition to new programs for mass-market retailers, which are expected to benefit sock shipments in the second half of the fiscal year.
The strong recovery in sales of activewear and underwear compared to fiscal 2009 was due to higher market share in the U.S. wholesale distributor channel, the non-recurrence of distributor destocking which occurred in the second quarter of fiscal 2009, a 3.4% increase in overall industry demand in the U.S. distributor channel, increased penetration of international and other screenprint markets and the impact of more favourable activewear product-mix, together with significantly increased shipments of underwear and activewear to retail customers. The second quarter of fiscal 2010 was the first quarter since the first quarter of fiscal 2008 to benefit from positive growth in overall industry demand in the U.S. distributor channel. The positive trend in market recovery continued to improve each month during the quarter, with the month of March showing overall industry growth of 8.9%. Net selling prices for activewear were essentially flat compared to the second quarter of fiscal 2009.
The table below summarizes the data from the S.T.A.R.S. report produced by ACNielsen Market Decisions, which tracks unit volume shipments of activewear from U.S. wholesale distributors to U.S. screenprinters, for the calendar quarter ended March 31, 2010.

	Three months ended		Three months ended
	March 31,		March 31,
	2010 vs. 2009		2010	2009

	Unit Growth		Market Share

	Gildan	Industry	Gildan

All products	16.2%	3.4%	64.4%	57.3%
T-shirts	16.2%	3.4%	65.2%	58.1%
Fleece	15.9%	4.5%	62.1%	56.0%
Sport shirts	18.0%	1.2%	43.9%	37.7%

At the end of the March quarter, overall inventories in the U.S. distributor channel were down by 5.5% compared with a year ago. Gildan’s share of distributor inventories was 50.9% at March 31, 2010, compared with its market share of 64.4% for the quarter as shown above. Preliminary S.T.A.R.S. data for the month of April has continued to be strong.
Consolidated gross margins in the second quarter were 27.8%, compared to 15.8% in the second quarter of fiscal 2009. The increase in gross margins compared to last year was primarily due to gains in manufacturing efficiencies, lower cotton and energy costs and more favourable activewear product-mix, partially offset by the impact of the inefficiencies due to the Haiti earthquake.
Selling, general and administrative expenses in the second quarter were U.S. $38.7 million, compared to U.S. $30.9 million in the second quarter of fiscal 2009. The increase in SG&A expenses from last year was primarily due to the impact of the higher-valued Canadian dollar on corporate administrative expenses, and higher performance-driven variable compensation expenses. Selling, general and administrative expenses amounted to 11.8% of sales in the second quarter of fiscal 2010 compared to 12.6% of sales in the second quarter of fiscal 2009.

Year-to-date Sales and Earnings
Net earnings for the first six months of fiscal 2010 were U.S. $76.7 million, or U.S. $0.63 per share on a diluted basis, compared with net earnings of U.S. $11.4 million or U.S. $0.09 per share for the same period last year. Net earnings before restructuring and other charges were U.S. $78.9 million or U.S. $0.65 per share, compared with adjusted net earnings of U.S. $12.5 million or U.S. $0.10 per share in the first six months of fiscal 2009. The significant growth in net earnings and earnings per share was mainly due to lower manufacturing, cotton and energy costs, higher unit sales volumes for activewear and underwear and more favourable product-mix, partially offset by higher SG&A expenses and slightly lower average net selling prices for activewear.
Net sales for the first six months amounted to U.S. $547.2 million, up U.S. $118.4 million or 27.6% from U.S. $428.8 million in the same period last year. Sales of activewear and underwear were U.S. $426.1 million, representing an increase of U.S. $129.4 million or 43.6% from U.S. $296.7 million last year, and sales of socks were U.S. $121.1 million, down U.S. $11.0 million or 8.3% from U.S. $132.1 million in the first six months of fiscal 2009. The increase in activewear and underwear sales was due to higher market share and the non-recurrence of inventory destocking in the U.S. distributor channel, increased penetration of other target markets, and more favourable activewear product-mix. These positive factors more than offset the impact of the lower shipments of socks and slightly lower net selling prices for activewear.
Development of Business in Retail Channel
Gildan is proud to announce that is has received two major vendor awards at Walmart’s Annual Supplier Summit held in New York on Wednesday, April 28, 2010. Gildan was named Supplier of the Year for 2009 for its boys’ sock business and also received a special award for product innovation. The Supplier of the Year Award recognized Gildan’s product quality and supply chain excellence in servicing Walmart’s replenishment programs.
The Company has continued to obtain new retail programs, including the family fleece program at a major national discount retailer and activewear programs for three other retailers. In addition, the Company has secured additional shelf-space for existing programs at major national mass-market retailers as well as significant participation in Back-to-School programs for the fall of 2010.
Cash Flows and Capital Expenditure Plans
The Company used cash of U.S. $21.6 million in the second quarter after financing seasonal increases in accounts receivable, capital expenditures of U.S. $34.5 million, primarily for the ramp-up of the Rio Nance IV sock factory in Honduras and the new Barbados head office building, and U.S. $15.3 million for the acquisition of a manufacturing facility in Bangladesh which was announced on March 31, 2010. Inventories declined slightly in the second quarter due to lower activewear finished goods inventory levels, partially offset by the impact of higher raw material and energy costs included in the carrying value of inventory and higher work-in-process inventories. The decrease in activewear finished goods was due to strong demand in the second quarter, combined with the impact of lost production due to the Haiti earthquake.
For the first six months of fiscal 2010, the Company generated free cash flow of U.S. $36.3 million, and at the end of the second quarter the Company had cash and cash equivalents of U.S. $119.1 million.

The Company is increasing its capital expenditure forecast for fiscal 2010 to approximately U.S. $155 million from its previous projection of approximately U.S. $145 million. The Company plans to invest approximately U.S. $20 million to expand its Eden, North Carolina distribution centre, to service demand in the U.S. wholesale distributor channel and further reduce distribution costs. This project will begin in 2010 and be completed in fiscal 2011. In addition, the Company is now planning additional investments to increase the planned production capacity of the new Rio Nance IV sock facility in order to support projected growth in demand. The ramp-up of Rio Nance IV is expected to be completed by the end of the third quarter of fiscal 2011. The Company is currently proceeding with the previously announced incremental expansion of existing textile facilities in the Dominican Republic and Honduras, as well as beginning construction of the new Rio Nance V facility. It is also significantly further expanding sewing capacity, in line with the expansion of textile capacity and to support projected growth in sales demand for activewear and underwear.
Outlook
Assuming the continuation of more favourable market conditions, Gildan is now projecting full year sales revenues for fiscal 2010 to be approximately U.S. $1.3 billion, reflecting an increase of approximately 25% compared with fiscal 2009. The Company had previously projected that sales revenues for fiscal 2010 would be in excess of U.S. $1.2 billion, or 17% higher than fiscal 2009. The projected increase in sales revenues compared to the prior forecast is due to higher than previously forecasted unit sales volumes in both the screenprint and retail market channels and more favourable activewear selling prices, including the impact of a selling price increase averaging approximately 3% in the U.S. wholesale distributor channel which has been announced to take effect on July 5, 2010. The Company’s revised full year sales outlook now assumes close to 30% unit sales volume growth in activewear and underwear, compared with its prior projection of 25% growth, and unit sales volume growth of 6% in socks, compared with the Company’s original assumption of 5% growth. Net selling prices for activewear in the second half of the fiscal year are now assumed to be approximately 1% higher than in the second half of fiscal 2009.
Gross margins for the full year are now expected to be close to 27%, compared to the Company’s previous projection of 26%, due primarily to the assumption of more favourable activewear selling prices. The benefit of higher selling prices compared to the previous forecast is expected to be partially offset by the impact of short-term manufacturing inefficiencies to ramp up new sewing capacity and to meet higher than anticipated seasonal sock demand in the second half of the year, in particular the outsourcing of some Back-to-School programs, as well as the impact of currency fluctuations on international sales and slightly higher energy costs in the second half of fiscal 2010 than had been assumed in the Company’s prior forecast.
As reflected in the previous forecast, cotton costs will significantly increase in the second half of fiscal 2010, compared with both the first half of fiscal 2010 and the corresponding period of fiscal 2009. Although gross margins are expected to be lower in the second half of fiscal 2010 than in the first half, due primarily to higher cotton costs, the Company currently expects to fully offset the impact of anticipated higher year-over-year cotton costs in fiscal 2011 compared to fiscal 2010 as a result of selling price increases and projected gains in manufacturing efficiencies.

Financial Highlights (unaudited)

(in US$ millions, except per share amounts or otherwise indicated)	Q2 2010	Q2 2009	YTD 2010	YTD 2009

Net sales	326.8	244.8	547.2	428.8
Gross profit	90.7	38.7	156.5	77.6
Selling, general and administrative expenses (SG&A)	38.7	31.0	72.7	64.4
Operating income	50.5	7.6	80.7	12.1
EBITDA (1)	71.2	23.3	115.6	41.1
Net earnings	48.8	7.1	76.7	11.4
Adjusted net earnings (2)	49.8	7.2	78.9	12.5

Diluted EPS	0.40	0.06	0.63	0.09
Adjusted diluted EPS (2)	0.41	0.06	0.65	0.10

Gross margin	27.8%	15.8%	28.6%	18.1%
SG&A as a percentage of sales	11.8%	12.6%	13.3%	15.0%
Operating margin	15.5%	3.1%	14.7%	2.8%

Cash flows from operating activities	30.4	(49.4)	104.3	(33.5)
Free cash flow (3)	(6.3)	(62.0)	36.3	(59.1)

	April 4,	October 4,	April 5,
As at	2010	2009	2009

Inventories	339.5	301.9	379.9
Trade accounts receivable	151.9	159.6	158.3
Cash in excess of total indebtedness (Net indebtedness) (4)	118.4	95.3	(97.5)

(1), (2), (3), (4): Please refer to Non-GAAP Financial Measures in this press release.
Certain minor rounding variances exist between the financial statements and this summary.
Disclosure of Outstanding Share Data
As of April 30, 2010, there were 121,201,682 common shares issued and outstanding along with 1,322,772 stock options and 871,714 dilutive restricted share units (“Treasury RSUs”) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, at least 50% of Treasury RSU grants are subject to the attainment of performance objectives set by the Board of Directors.

Review of Historical Stock Option Grants
During the period ended April 4, 2010, the Company increased the exercise price of certain previously granted options and received payments from certain optionees as a result of the Company’s review of options granted during the fiscal years of 1999 to 2003. No adjustment is required in respect thereof to prior year financial statements. See “Liquidity and Capital Resources” in the second quarter 2010 interim MD&A.
Information for Shareholders
This release should be read in conjunction with Gildan’s 2010 Second Quarter Management’s Discussion and Analysis (“MD&A”) dated May 12, 2010 and its interim consolidated financial statements for the three and six months ended April 4, 2010 (available at http://gildan.com/corporate/IR/quarterlyReports.cfm) which is incorporated by reference in this release, and which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.
Gildan Activewear Inc. will hold a conference call to discuss these results today at 8:30 AM EST. The conference call can be accessed by dialing 800-261-3417 (Canada & U.S.) or 617-614-3673 (international) and entering passcode 89267678, or by live sound webcast on Gildan’s Internet site (“Investor Relations” section) at the following address: http://gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting that same day at 11:30 AM EST by dialing 888-286-8010 (Canada & U.S.) or 617-801-6888 (international) and entering passcode 79923765, until Thursday, May 20, 2010 at midnight, or by sound web cast on Gildan’s Internet site for 30 days.
Profile
Gildan is a vertically-integrated marketer and manufacturer of quality branded basic apparel. The Company is the leading supplier of activewear for the screenprint market in the U.S. and Canada. It is also a leading supplier to this market in Europe, and is establishing a growing presence in Mexico and the Asia-Pacific region. The Company sells T-shirts, sport shirts and fleece in large quantities to wholesale distributors as undecorated “blanks”, which are subsequently decorated by screenprinters with designs and logos. Consumers ultimately purchase the Company’s products, with the Gildan label, in venues such as sports, entertainment and corporate events, and travel and tourism destinations. The Company’s products are also utilized for work uniforms and other end-uses to convey individual, group and team identity. The Company is also a leading supplier of private label and Gildan branded socks primarily sold to mass-market retailers. In addition, Gildan has an objective to become a significant supplier of men’s and boys’ underwear and undecorated activewear products to mass-market retailers in North America.
Forward-Looking Statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including our expectations and intentions with regards to growth in the activewear and underwear, and sock categories, sales revenue, our private label activewear business and our presence in international screenprint markets, as well as cost reductions and efficiencies, gross margins and capital expenditures. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section and the risks described under the section “Financial Risk Management” of the 2009 Annual MD&A, as subsequently updated in our first quarter and second quarter 2010 interim MD&A, for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.
Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:
•	our ability to implement our growth strategies and plans, including achieving market share gains, implementing cost reduction initiatives and completing and successfully integrating acquisitions;
•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate changes in consumer preferences and trends;
•	our ability to manage inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials;
•	the impact of climate, political, social and economic risks in the countries in which we operate;
•	disruption to manufacturing and distribution activities due to labour disruptions, political instability, bad weather, natural disasters and other unforeseen adverse events;
•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, and other laws and regulations in the jurisdictions in which we operate;
•	our significant reliance on computerized information systems for our business operations;
•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•	negative publicity as a result of violation of labour laws or unethical labour or other business practices by the Company or one of its third-party contractors;
•	our dependence on key management and our ability to attract and retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	changes in accounting policies and estimates; and

•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk.
These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.
We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2010 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.
Non-GAAP Financial Measures
This release includes reference to certain non-GAAP financial measures such as EBITDA, adjusted net earnings, adjusted diluted EPS, free cash flow, total indebtedness, and cash in excess of total indebtedness/net indebtedness. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below.
(1) EBITDA
EBITDA is calculated as earnings before interest, taxes and depreciation and amortization and excludes the impact of restructuring and other charges, as well as the non-controlling interest in the consolidated joint venture. The Company uses EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions)	Q2 2010	Q2 2009	YTD 2010	YTD 2009

Net earnings	48.8	7.1	76.7	11.4
Restructuring and other charges	1.5	0.1	3.1	1.1
Depreciation and amortization	15.8	16.2	31.8	32.1
Variation of depreciation included in inventories	3.5	(1.0)	0.9	(5.4)
Interest, net	-	0.4	-	1.4
Income taxes	1.3	0.4	2.5	0.8
Non-controlling interest in consolidated joint venture	0.3	0.1	0.6	(0.3)

EBITDA	71.2	23.3	115.6	41.1

Certain minor rounding variances exist between the financial statements and this summary.
(2) Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings and adjusted diluted earnings are calculated as net earnings and diluted earnings per share excluding restructuring and other charges net of income tax recovery, as discussed in Note 8 to the unaudited interim consolidated financial statements. The Company uses and presents these non-GAAP measures to assess its operating performance from one period to the next without the variation caused by restructuring and other charges that could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions, except per share amounts)	Q2 2010	Q2 2009	YTD 2010	YTD 2009

Net earnings	48.8	7.1	76.7	11.4
Adjustments for:
Restructuring and other charges	1.5	0.1	3.1	1.1
Income tax recovery on restructuring and other charges	(0.5)	-	(0.9)	-

Adjusted net earnings	49.8	7.2	78.9	12.5

Basic EPS	0.40	0.06	0.63	0.09
Diluted EPS	0.40	0.06	0.63	0.09
Adjusted diluted EPS	0.41	0.06	0.65	0.10

Certain minor rounding variances exist between the financial statements and this summary.
(3) Free cash flow
Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in U.S.$ millions)	Q2 2010	Q2 2009	YTD 2010	YTD 2009

Cash flows from (used in) operating activities	30.4	(49.4)	104.3	(33.5)
Cash flows used in investing activities	(52.0)	(11.5)	(83.3)	(23.6)
Adjustments for:
Business acquisition	15.3	-	15.3	-
Restricted cash reimbursed related to business acquisition	-	(1.1)	-	(2.0)

Free cash flow	(6.3)	(62.0)	36.3	(59.1)

Certain minor rounding variances exist between the financial statements and this summary.
(4) Total indebtedness and Cash in excess of total indebtedness/Net indebtedness
We consider total indebtedness and cash in excess of total indebtedness / (net indebtedness) to be important indicators of the financial leverage of the Company.

(in U.S.$ millions)	Q2 2010	Q4 2009	Q2 2009

Current portion of long-term debt	(0.7)	(2.8)	(2.9)
Long-term debt	-	(1.6)	(118.6)

Total indebtedness	(0.7)	(4.4)	(121.5)
Cash and cash equivalents	119.1	99.7	24.0

Cash in excess of total indebtedness (Net indebtedness)	118.4	95.3	(97.5)

Certain minor rounding variances exist between the financial statements and this summary.

CONTACTS:

Investor Relations Laurence G. Sellyn, Executive Vice-President, Chief Financial and Administrative Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com	Sophie Argiriou, Director, Investor Communications Tel: (514) 343-8815 Email: sargiriou@gildan.com	Media Relations Geneviève Gosselin, Director, Corporate Communications Tel: (514) 343-8814 Email: ggosselin@gildan.com